BERRY PETROLEUM COMPANY
THRIFT PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
(With Report of Independent Registered Public Accounting Firm)
April 30, 2014 and December 31, 2013

BERRY PETROLEUM COMPANY THRIFT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Committee
Berry Petroleum Company Thrift Plan
Denver, Colorado
We have audited the accompanying statements of net assets available for benefits of Berry Petroleum Company Thrift Plan (the “Plan”) as of April 30, 2014 and December 31, 2013, and the related statement of changes in net assets available for benefits for the period from January 1, 2014 through April 30, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2014 and December 31, 2013 and the changes in net assets available for benefits for the period from January 1, 2014 through April 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

To the Benefit Plans Committee of the
Berry Petroleum Company Thrift Plan
Page Two
As discussed in Note 1 to the financial statements, on December 16, 2013, the Plan sponsor made the decision to merge the Plan with Linn Energy, LLC (“LINN”), through LinnCo, LLC, (“LinnCo”), an affiliate of LINN, in conjunction with the acquisition of the Plan sponsor by LinnCo. On April 30, 2014, the Plan’s investment funds were liquidated and all of the Plan assets were transferred to Linn Operating, Inc.’s 401(k) Plan. Linn Operating, Inc. is a wholly owned subsidiary of LINN. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting for periods subsequent to December 16, 2012 from the accrual basis to the liquidation basis. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

EKS&H LLLP
October 14, 2014
Denver, Colorado

BERRY PETROLEUM COMPANY THRIFT PLAN
Statements of Net Assets Available for Benefits
(Liquidation Basis)

	April 30, 2014	December 31, 2013
ASSETS:

Investments, at fair value:
Shares in registered investment companies	$—	$33,020,112
Common and collective trust	—	6,509,222
Common stock of plan sponsor	—	10,033,838
Total investments	—	49,563,172

Notes receivable from participants	—	1,131,273

Net assets available for benefits, at fair value	—	50,694,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(51,660)

Net assets available for benefits, at contract value	$—	$50,642,785

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
(Liquidation Basis)

For the Period from January 1, 2014 through April 30, 2014

Additions to (deductions from) net assets attributable to:
Contributions:
Rollovers	$73,944
Total contributions	73,944

Investment income (loss):
Interest and dividends	341,619
Interest from participant loans	13,982
Net depreciation in fair value of investments	(792,836)
Net investment loss	(437,235)

Deductions:
Benefits paid to participants	(10,129,944)
Administrative fees	(2,854)
Total deductions	(10,132,798)

Net decrease in net assets	(10,496,089)

Transfer out	(40,146,696)

Net assets available for benefits:
Beginning of period	50,642,785

End of period	$—

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan
The following description of the Berry Petroleum Company Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan was a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which included a cash or deferred arrangement under Section 401(k) of the Code, and was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). On December 16, 2013, Linn Energy, LLC (“LINN”), through LinnCo, LLC, (“LinnCo”), an affiliate of LINN, completed the acquisition of Berry Petroleum Company (“Berry”), now Berry Petroleum Company, LLC (the “LINN Merger”). The terms of the merger agreement, as amended, provided that Berry’s shareholders receive 1.68 shares of LinnCo’s common stock for each share of Berry’s common stock they owned. The Plan was sponsored and administered by Berry (the “Company,” “Plan Sponsor,” or “Plan Administrator”) through the acquisition date, and by LINN through December 31, 2013. Subsequent to year-end 2013, the Company merged its Plan into Linn Operating, Inc.’s plan and, on April 30, 2014, the Plan’s investment funds were liquidated and all of the Plan assets were transferred to Linn Operating, Inc.’s 401(k) plan. Linn Operating, Inc. (“LOI”) is a wholly owned subsidiary of LINN.
Administration
The Benefit Plans Committee (the “Committee”), appointed by the Board of Directors of the Company and consisting of at least two members, has the authority to control and manage operation and administration of the Plan. The Plan assets were held under a trust for which Fidelity Management Trust Company (“Fidelity”) acted as trustee and were administered under a trust agreement that required that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. Certain administrative expenses were paid by the Company. Subsequent to December 16, 2013, management of LOI controlled and managed the operation and administration of the Plan.
Contributions
Prior to December 16, 2013, the LINN Merger date, all new employees were automatically enrolled into the Plan after 30 days at the automatic enrollment percentage of 8% of eligible compensation, unless they made an election to participate in the Plan, which they could do at 1% to 60% of their eligible compensation, as defined in the Plan Agreement. Participants could also elect not to contribute to the Plan (Opt-out) within the first 30 days or reduce their contribution to zero at any time. The Company match consisted of a 100% match of each participant’s contribution up to the first 8% of the participant’s eligible compensation. Matching contributions were calculated on a per-payroll-period basis.
Participant and employer contributions were subject to statutory limitations, which for 2013 was $17,500 for employee contributions and $51,000 for total employee and employer contributions. Employees who had attained the age of 50 by the end of the Plan year were eligible to make an additional catch-up contribution for which the limit was $5,500 for 2013. Participants vested immediately in their contributions and vesting in employer contributions has historically been at a rate of 20% per year of service. In conjunction with the LINN Merger, all of the employer contributions were vested at 100% through an amendment to the Plan. Participants could elect to contribute a percentage of eligible compensation into the Plan on an after-tax basis or as a Roth

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

401(k) contribution. After-tax contributions were subject to special Code rules that must be satisfied and reduced the maximum amount a participant may contribute. Any contributions that adversely affect the Plan’s non-discrimination tests may be refused or refunded.
Contributions made by or on behalf of Plan participants were invested as directed by the participants and held under a trust agreement in one or more of the investment options as directed by participants in accordance with the provisions of the Plan Agreement. Subsequent to December 16, 2013, all contributions by former Berry employees were made to LOI’s 401(k) plan.
Investment Funds
On April 30, 2014, all investment funds were liquidated and the assets were transferred to LOI’s 401(k) plan. The investment selections available to participants at December 31, 2013 were as follows:

LinnCo, LLC Common Stock	ABF Small Cap Value Inst. Fund
Wells Fargo Stable Value Fund	ABF Large Cap Value Y Fund
Fidelity Contrafund K	Columbia Acorn International Z Fund
Fidelity Diversified International K Fund	Wells Fargo Advantage Common Stock I Fund
Fidelity Low-Priced Stock K Fund	Morgan Stanley Institutional Equity Growth B Fund
Fidelity Puritan K Fund	Oppenheimer Developing Markets Y Fund
Fidelity Freedom K Income Fund	Pimco High Yield Admin Fund
Fidelity Freedom K Funds (1)	Pimco Real Return Bond Admin Fund
JP Morgan Core Bond R5 Fund	Spartan 500 Index Advantage Fund
JP Morgan Small Cap Growth Institutional Fund	Van Eck Global Hard Assets Y Fund

(1)	The entire range of Freedom Funds were available and comprised the Freedom 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055.
The following investments had fair values at December 31, 2013 representing more than 5% of net assets available for benefits:

LinnCo, LLC Common Stock (a)	$10,033,838	(c)
Wells Fargo Stable Value Fund (b)	6,509,222
Fidelity Contrafund K	3,152,676
Fidelity Diversified International K Fund	2,963,926
ABF Large Cap Value Y Fund	2,697,462
MSIF Growth Fund	2,640,619

(a)	Effective with the LINN Merger on December 16, 2013, each share of Berry common stock was exchanged for 1.68 shares of LinnCo common stock.

(b)	The contract value of the investment at December 31, 2013 was $6,457,562. The common collective trust had a weighted average maturity of two years and an average return of 1.76%.

(c)	Investment balance included money market funds of $1,254 at December 31, 2013.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Participant Accounts
Participants could access their accounts at any time with Fidelity’s Net Benefits online service. Each participant account was credited with the participant’s and the Company’s contributions and the allocation of any Plan earnings or losses and Plan expenses. Earnings or losses were allocated on a fund-by-fund basis. Allocations were based on the ratio of the participant’s account balance in each investment option to the total assets of the investment option. Forfeitures could be used to reduce the amount the Company was required to fund for matching contributions. The Plan had a zero balance of forfeitures at December 31, 2013. For the year ended December 31, 2013, $301,066 of forfeitures was applied to reduce employer matching contributions and pay Plan expenses. Effective April 30, 2014, the participants account balances were transferred to LOI’s 401(k) plan.
Participant Loans
Participants were entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest was computed based on the prime rate in The Wall Street Journal on the date of the application, plus 1%, ranging from 4.25% to 9.25% as of December 31, 2013. These loans were collateralized by the balance in the participant’s account and matured at various dates through 2022. The Plan was amended in December 2013 to reduce the maximum number of loans that can be outstanding from two to one. Principal and interest was paid ratably through payroll deductions or through lump-sum payments by the participant over a period of one to five years, unless the loan is for the purchase of a principal residence, in which case the loan may be repaid over a period of 10 years. Each loan was supported by a promissory note with the participant’s account balance as collateral. In the event of default, death, disability or termination of employment, the entire outstanding principal balance and accrued interest became immediately due and payable. Effective April 30, 2014, outstanding participant loan balances were transferred to LOI’s 401(k) plan.
Hardship Withdrawals
The Plan allowed for hardship withdrawals to pay certain housing, health, or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service (“IRS”) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.
Payment of Benefits
Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, could request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant could leave the account balance in the Plan until the participant attained the age of 70½ unless the participant’s vested account balance is less than $5,000, in which case the vested account balance could be distributed to the participant at the discretion of the Plan Sponsor. The Plan allowed withdrawals from the participant accounts in the form of installment payments in addition to lump-sum distributions.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Plan Termination
The Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. Effective with the LINN Merger, participants were notified that the Plan would be merged into LOI’s 401(k) plan during the first half of 2014. In January 2014, all former employees of Berry who were retained by LINN were included on LINN’s payroll and all of their contributions were contributed to LOI’s 401(k) plan. Effective April 30, 2014, all of the Plan assets were transferred to LOI’s 401(k) plan and the Plan was terminated.
Note 2. Significant Accounting Policies
Basis of Accounting
Due to the decision in 2013 to merge the Plan into LOI’s 401(k) plan, the financial statements for 2014 and 2013 were prepared using the liquidation basis of accounting. No adjustments to the financial statements were required to present the liquidation basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and related disclosures. Actual results could differ from those estimates.
Investments
Investments were stated at fair value as of December 31, 2013. See Fair Value Measurements below for additional details.
Wells Fargo Stable Value Fund (“Stable Value Fund”), as of December 31, 2013, was held in a common and collective trust and consists primarily of investments in fixed-income securities and bond funds; however, the fund would also purchase third-party wrap contracts and investment contracts, which resulted in the probability that participant-directed transactions with investments in the fund would be at contract value. Therefore, investments in the Stable Value Fund were considered to be fully benefit-responsive. As a result, Plan investments in the Stable Value Fund were reported at fair value.
As contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, the statements of net assets available for benefits also presented an adjustment from fair value to contract value for investments in the Stable Value Fund so that such investments were ultimately reflected at fair value in the statements of net assets available for benefits. Effective April 30, 2014, all of the Plan’s investment funds were liquidated and the assets were transferred to LOI’s 401(k) plan.
In accordance with the policy of stating Plan investments at fair value, the Plan presents the net depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.
Payment of Benefits
Benefit payments to participants were recorded when paid.
Expenses of the Plan
The Plan’s administrative expenses were paid by either the Plan from the balance in the forfeiture account or the Plan’s Sponsor, as provided by the Plan Agreement.
Fair Value Measurements
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, describes three levels of inputs that prioritize the inputs used in measuring fair value:
Level 1 fair values are based on quoted prices in active markets for identical assets or liabilities.
Level 2 fair values are based on observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves, credit risks, and default rates) or other inputs that are principally derived or corroborated by observable market data, correlation, or by other means.
Level 3 fair values are based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy as of December 31, 2013.
Registered Investment Companies
The shares in registered investment companies were valued at quoted market prices in an exchange and active market, which represented the net asset values of shares held by the Plan at year end and were classified as Level 1 investments.
Common and Collective Trust
These investments were recorded at the net asset value (“NAV”) reported by the fund managers as a practical expedient to estimating fair value, as these investments did not have readily determinable fair market values. Due to the nature of the investments held by the collective funds, changes in market condition and economic environment could significantly impact the NAV of the collective funds and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments was measured using the NAV per share of the Plan’s ownership interest in the collective funds on an equivalent measure, where it was not probable that the fund would sell a collective fund at a price other than NAV. There were no collective funds with redemption restrictions or unfunded commitments as of December 31, 2013. Investments in the common and collective trust were classified as Level 2 investments. The common and collective trust invested in Wells

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Fargo Stable Return Fund G (“Wells Fargo”). Wells Fargo’s objective was to protect principal and provide investors with the potential to achieve returns higher than other conservative investments, such as money market funds. Wells Fargo invested in instruments issued by highly rated financial institutions, such as guaranteed investment contracts, bank investment contracts, and security-backed contracts. Investments in this category could be redeemed daily without any notice period at the current NAV per share based on the fair value of the underlying assets.
Bonds
The fair value of the bonds investments was determined based on quoted NAVs that are directly observable in the marketplace and classified as Level 1 investments.
As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

Fair value disclosure	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total Investments at Fair Value
Registered investment companies:
Large/mid cap equities	$22,618,493	$—	$—	$22,618,493
International equities	4,502,694	—	—	4,502,694
Small cap equities	2,741,768	—	—	2,741,768

Total equities	29,862,955	—	—	29,862,955
United States (“U.S.”) government securities and corporate bonds	3,157,157	—	—	3,157,157

Total registered investment companies	33,020,112	—	—	33,020,112
LinnCo, LLC common stock	10,033,838	—	—	10,033,838
Collective trust	—	6,509,222	—	6,509,222

Total by level	$43,053,950	$6,509,222	$—	$49,563,172

There were no changes to the valuation techniques used during the period.
The Plan’s investments (including investments bought, sold and held during the period) appreciated (depreciated) in fair value as follows:

Shares in registered investment companies	$39,461
Common and collective trust	18,869
Common stock of plan sponsor*	(851,166)
$(792,836)
* This includes depreciation of LinnCo’s common stock.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Note 3. Tax Status
Fidelity, the Plan’s trustee, received a favorable opinion letter from the IRS for its plan in March 2008. The Company had adopted Fidelity’s Prototype 401(k) plan, conforming the operations of its Plan to the Prototype plan, thereby allowing the Company to rely on Fidelity’s current and future favorable IRS opinion letters. Although the Plan has been amended since receiving the opinion letter, the Plan Sponsor believes the Plan was designed and operated in compliance with the applicable requirements of the Code; therefore, no provisions for income tax have been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of April 30, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
Note 4. Transactions with Parties-in-Interest and Related Party Transactions
During the period ended April 30, 2014 and the year ended December 31, 2013, there were transactions involving investment of Plan assets in investment funds maintained by the trustee and participant loans. The trustee and participants are considered to be parties-in-interest as defined in Section 3(14) of ERISA. Prior to December 16, 2013, one of the Plan’s investment options was Berry common stock, which was purchased by the trustee in the open market. The Berry common stock was replaced by LinnCo common stock on the effective date of the LINN Merger.
During the period ended April 30, 2014 and the year ended December 31, 2013, the Plan Sponsor paid $68,451 and $90,412, respectively, of the Plan’s administration and employee education costs. In addition, as of April 30, 2014 and December 31, 2013, the Plan had outstanding participant loan balances of $0 and $1,131,273, respectively. All of these transactions are considered exempt party-in-interest transactions under ERISA. Effective April 30, 2014, outstanding participant loan balances were transferred to LOI’s 401(k) plan.
Note 5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net depreciation in fair value of investments per the financial statements to the amount per the Form 5500 for the period from January 1, 2014 through April 30, 2014:

Net depreciation in fair value of investments per the financial statements	$(792,836)

Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(51,660)

Net depreciation in fair value of investments per the Form 5500	$(844,496)

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

Note 6. Risks and Uncertainties
The Plan provided for investments in any combination of mutual funds, LinnCo common stock, corporate bonds, and the Stable Value Fund, with different investment strategies. These investments were exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it was at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Additionally, some investments held by the Plan were invested in the securities of foreign companies, which involved special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets could have been less liquid and their prices more volatile than those securities of comparable U.S. companies.
Note 7. Subsequent Events
The Plan has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereto duly authorized.

BERRY PETROLEUM COMPANY
THRIFT PLAN

/s/ Thomas E. Emmons
Thomas E. Emmons Senior Vice President, Corporate Services

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).